This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase, dated April 11, 2003, and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid law of such jurisdiction. If Purchaser becomes aware of any valid law of a jurisdiction prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                     NOTICE OF OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                          ELITE INFORMATION GROUP, INC.
                                       AT

                              $14.00 NET PER SHARE

                                       BY

                             GULF ACQUISITION CORP.

                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                             THE THOMSON CORPORATION

               Gulf Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"), is offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 8, 2003, UNLESS THE OFFER IS EXTENDED.

               The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer, the number of Shares that, together with the Shares then owned by Thomson or any subsidiary of Thomson, represents at least a majority of the Shares outstanding on a fully-diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the rights issued pursuant to the Rights Agreement, dated as of April 14, 1999, as amended, between the Company and Equiserve Trust Company, N.A., as Rights Agent)) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any applicable foreign antitrust law, having expired or been terminated prior to the expiration of the Offer (the "Regulatory Condition"). The Offer is also subject to certain other conditions contained in the Offer to Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, which describes in full the conditions to the Offer.

               The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 2, 2003 (the "Merger Agreement"), among Thomson, Purchaser and the Company. The Merger Agreement provides, among other things, that, after the purchase of Shares pursuant to the Offer and on the first business day after the satisfaction or, if permissible, waiver, of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company, which will continue as the surviving corporation (the "Surviving Corporation"), will become an indirect wholly-owned subsidiary of Thomson. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Thomson or the Company (or by any direct or indirect wholly-owned subsidiary of Thomson or the Company), and any Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted into the right to receive $14.00 per Share (or any greater amount per Share paid pursuant to the Offer), in cash, without interest.

               THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY'S STOCKHOLDERS, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

               Concurrently with entering into the Merger Agreement, Thomson, Purchaser and each of PAR Investment Partners, L.P., Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger Noall, Alan Rich and William G. Seymour (collectively, the "Significant Stockholders") entered into a Stockholders Support Agreement, dated as of April 2, 2003, pursuant to which the Significant Stockholders have agreed, among other things, to (i) validly tender (and not withdraw) their Shares into the Offer and (ii) grant a proxy to Purchaser to vote their Shares in favor of the Merger, if applicable. On April 4, 2003, the Significant Stockholders owned (either beneficially or of record) 1,698,605 Shares, constituting approximately 21.5% of the outstanding Shares (or approximately 17.6% of the outstanding Shares on a fully diluted basis).

               For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) and
(iii) any other documents required under the Letter of Transmittal.

               The Merger Agreement provides that Purchaser has the right to extend the Offer, provided that such extension does not extend beyond the later of (x) July 31, 2003 and (y) the date that is 30 days after the date that the Company has complied with certain of its obligations under the Merger Agreement
(i) from time to time if, at the scheduled or extended Expiration Date, any of the conditions to the Offer will not have been satisfied or waived, until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or any period required by applicable law. The Merger Agreement also provides that if, at any scheduled or extended Expiration Date, the Offer has not been consummated as a result of the failure to satisfy the Regulatory Condition or the occurrence of a Litigation Event (as defined in "Section 14. Certain Conditions of the Offer" of the Offer to Purchase), Thomson will, if requested by the Company, cause Purchaser to extend the Expiration Date for one or more periods (not in excess of 10 business days each) until such condition is satisfied, but in no event later than September 9, 2003. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

               Purchaser will provide for a subsequent offering period in connection with the Offer if at the expiration of the Offer all of the conditions of the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn in the Offer constitute less than 90% of the outstanding Shares. Subject to the applicable rules and regulations of the Commission, Purchaser will extend its offer to purchase Shares beyond the Expiration Date for a subsequent offering period not to exceed 20 business days (the "Subsequent Offering Period"), if, among other things, at the expiration date of the Offer (i) all of the conditions to the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn in the Offer constitute less than 90% of the outstanding Shares on a fully-diluted basis and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in "Section 4. Withdrawal Rights" of the Offer to Purchase) prior to the Expiration Date. SHARES TENDERED DURING THE SUBSEQUENT OFFERING PERIOD MAY NOT BE WITHDRAWN. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. If the Purchaser provides for a Subsequent Offering Period, it will be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary and making an announcement to that effect by issuing a press release to the PR Newswire on the next business day after the previously scheduled Expiration Date.

               Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 9, 2003. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

               The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

               The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to the holders of Shares. Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company's stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

               THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

               Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent at its address and telephone number listed below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                           Innisfree M&A Incorporated

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                All Others Please Call Toll-Free: (888) 750-5834

April 11, 2003